

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 14, 2016

Via E-mail
Michael Mo
Chief Executive Officer
KT High-Tech Marketing Inc.
14440 Big Basin Way, #12
Saratoga, California 95070

>   **Re: KT High-Tech Marketing Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 28, 2016**
>   **File No. 333-212272**

Dear Mr. Mo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that security holders who receive securities from a shell company are considered underwriters in connection with any resale of those securities. Please revise your disclosure to indicate that the selling security holders will offer and sell their shares for a fixed price for the duration of the offering, disclose the price at which the selling security holders will offer their shares, and identify the resellers as underwriters. With respect to the primary offering, notwithstanding the disclosure that indicates that the company will offer the shares at $1.00 until the company's stock is listed on a national securities exchange or quoted on the OTCBB and thereafter at prevailing market prices, the company is not permitted to conduct an at the market primary offering under Rule 415(a)(1)(x). Please revise your disclosure throughout the prospectus to remove any and all indications that the company will offer and sell its share at market prices.

2. Please describe how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

3. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

4. Please disclose any position, office, or other material relationship that any selling security holder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

5. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

Other expenses of issuance and Distribution, page 44

6. Please fill in all blanks in this section when you file your next amendment.

Recent Sales of Unregistered Securities, page 44

7. We note your disclosure that 3,800,000 shares of your common stock were issued pursuant to a Regulation D offering. It does not appear that you have filed a Form D. Please advise.

Exhibits, page 44

8. Please provide an opinion that addresses the legality of the shares of common stock offered by the company and the selling security holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction